SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                      Harding Lawson Associates Group, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   412293-10-2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 18, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                             Exhibit Index on Page 5
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 412293-10-2                   13D          Page 2 of 13 Pages
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================================================================================
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS

                     LIONHEART GROUP, INC.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
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    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                     WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /
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    6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
  SHARES
BENEFICIALLY                            254,700
  OWNED
 BY EACH         ---------------------------------------------------------------
REPORTING
 PERSON
  WITH
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       254,700
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON

                     254,700
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
            (11)

                     5.18%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IA

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 412293-10-2                   13D          Page 3 of 13 Pages
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         The following  constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 4 is amended to add the following:

Item 4.  Purpose of Transaction.

         On June 18, 1999, the Reporting Person sent a Letter to Robert Costello, the Issuer's President and Chief Executive Officer (the "June Letter"), expressing the Reporting Person's dissatisfaction with the financial and stock performance of the Issuer, the decisions made by and the structure of the Issuer's Board and the weakness of the Issuer's business plan. In addition, among other concerns, the Reporting Person states its strong belief that the Issuer must take steps to create a more independent Board and requests a Board seat for the Reporting Person with the Issuer, so that the Reporting Person may monitor the Issuer's Board and promote the interests of the Issuer's stockholders.

         The description of the June Letter does not purport to be complete, and is qualified in its entirety by reference to the June Letter, which is filed as
Exhibit 1 to this Amendment No. 1 to Schedule 13D.


Item 7.  Material to be filed as Exhibits.

         1. Letter dated June 18, 1999 from Lionheart Group, Inc. to Robert Costello, President and Chief Executive Officer of the Issuer.


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CUSIP No. 412293-10-2                   13D          Page 4 of 13 Pages
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                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 22, 1999                      LIONHEART GROUP, INC.


                                            By: /s/ C. Duncan Soukup
                                               ---------------------------------
                                                C. Duncan Soukup
                                                    President


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CUSIP No. 412293-10-2                   13D          Page 5 of 13 Pages
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                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----


1.       Letter dated June 18, 1999 from                                      6
         Lionheart Group, Inc. to Robert
         Costello, President and Chief
         Executive Officer of the Issuer

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CUSIP No. 412293-10-2                   13D          Page 6 of 13 Pages
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230 PARK AVENUE, SUITE 516                                   TEL: (212) 599-5077
NEW YORK, NY 10169                                           FAX: (212) 599-5655

                              LIONHEART GROUP, INC.

Robert Costello
President and CEO
Harding Lawson Associates Group, Inc.
707 17th Street
Suite 2400
Denver, CO  80202

June 18, 1999


Dear Mr. Costello and Members of the Board,

Many thanks for taking my call Wednesday, June 9, and for your follow up call the next day.

I would like to summarize various observations and concerns we have with the Board of Directors of Harding Lawson Associates Group, Inc. ("HRDG" or the "Company") and its financial performance:


1. Stock Price Performance

The attached chart is self-explanatory. An investment in HRDG, made ten years ago, would have yielded a negative -38% return (from the low of $12.84 during June, 1989 to $8.00 at the close of June, 1999). It is hardly surprising, therefore, to see that insiders of HRDG own a paltry 8.8%(2)of its stock. Why, given the Company's poor performance, would they want to own more? The answer is obvious.


2. Insider Ownership

To add salt to the wound  caused by the  negative  return to  shareholders,  the largest insider, with 3% of the 8.8%, or 34% of total insider holdings, was Donald Schreuder - who is now no longer with the Company. Why did he received a massive (~$500,000) severance package for his part in trying to run the Company into
--------
     (2) 8.8% as of 9/28/98 Proxy



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CUSIP No. 412293-10-2                   13D          Page 7 of 13 Pages
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the  ground.  Did Mr.  Schreuder  buy his stock or was it granted as part of his employment package?

In fact, whilst on the topic of insider ownership, how much stock have the current insiders actually bought with their own money? How much have they received in option grants or stock issuance? And, how much stock have they sold during their tenure as Directors of the Company and at what prices?

The record would indicate that the Board of Directors have failed in exercising their fiduciary obligations.

At this juncture, I would refer the Directors to a useful little tome by Hamilton, Motley and Turner titled, "Responsibilities of Corporate Officers and Directors under Federal Securities Laws" and published by CCH Inc. at 4025 W. Peterson Ave., Chicago, IL 60646-6085 Tel. 1-800-TELL-CCH; e-address http://www.cch.com.

I highly recommend that all the Company's Director's be issued a copy of this book and take the time to consider not only the benefits associated with being a director of a public company, but also the obligations and, unfortunately, the liabilities associated with such office.

The extract from the paragraph I have highlighted states quite clearly, "...directors have responsibility for such matters as setting the policies of the corporation, deciding the contracts to be entered into, determining adequacy of compensation, and deciding how to reach corporate goals."

In my humble opinion, the Directors of HRDG, in executing their obligation to shareholders according to the above paragraph, have failed miserably and are guilty of incompetence at best and gross negligence at worst.


3. Corporate Growth and Profitability

Perhaps the clearest indication of just how poorly the Board of HRDG has served its shareholders can be seen by taking a closer look at HRDG's financial performance over the past ten years (see attached table).

From 1988 to 1998, revenues grew at a compound rate of 4.6%. During the same period, the Company's operating margin fell from 8.5% to 3.9%, whilst net margin deteriorated from 5.6% to 3.1%.

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CUSIP No. 412293-10-2                   13D          Page 8 of 13 Pages
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On a trailing  twelve-month  (TTM) basis, these figures are even worse, with net margins now down to 1.99%. If the above statistics don't make the Board clearly understand our concerns, the Board should be reminded that, in 1989, the Company recorded a return on equity (ROE) of 15.7%. In 1998, ROE was down to 5.2%, and, on a TTM basis, ROE has dropped to 4.0%.


4. Board Structure

In our long-standing investment background, we have not come across a company the size of HRDG that has such a protectionist board and legal structure. We fail to comprehend who is protecting whom from what?

Why does HRDG have a staggered Board? The entire Board should be accountable to its shareholders annually.

Why does the Company need a Shareholder Rights Plan? Are the Directors concerned that they might loose their "cushy" jobs? Or, are they concerned for the employees that are about to be laid-off in connection with your restructuring plans?

Why does the Company have a "no action by written consent" clause?

Why does the Company have a 66 2/3% voting clause for the removal of Directors rather than the more usual, simple majority?

Suffice it to say, Lionheart believes that these protectionist barriers as well as various others in the Company's Certificate of Incorporation and By-Laws do little but protect an incompetent Board and make the Board feel that it has little accountability to the Company's stockholders, the real owners of the Company.

Please consider this letter an official request to have all such protectionist measures removed and that the Company's Certificate of Incorporation and By-Laws be amended to reflect such changes. Should they not be removed by the next stockholder meeting or be put to stockholder vote at its next meeting, Lionheart will submit stockholders proposals to have such matters put to a stockholder vote.


5. Strategic Plan

No corporate review would really be complete without a look at the future.

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CUSIP No. 412293-10-2                   13D          Page 9 of 13 Pages
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So what exactly does the Board have in store for stockholders now?

My interpretation is that they are still grasping for straws in the wind.

On March 17, 1999, the Company issued a press release wherein it was stated that CIBC Oppenheimer had been retained "to assist management in reviewing strategies for the Company and in evaluating alternatives to maximize shareholder value."

Nearly three months and untold dollars later, we have heard nothing from the Company as to what Oppenheimer has achieved.

Maybe someone should remind the Board that part of their fiduciary and legal obligations and ask them, "Why did the Company retain Oppenheimer?" Maybe we could take a page out of Warren Buffet's book of "never use an Investment Bank, except to raise money".

My own opinion (for free!) is that the best deals (purchase or sale) are done when and where initiated by Management - not by Investment Bankers.

I was happy to hear from you during our telephone conversation that you actually concur with this opinion. Maybe a quick chat by the Board with the new CEO could have saved us a lot of money and avoided the waste of unnecessary retention of investment bankers!

Regarding relocation of the Company's business from California to Colorado: sounds great, but here too, I would state for the record that clearing up the issue of leases, related overhead, and excess personnel expense does not address, nor resolve, the bigger issues of whether or not HRDG has the right business mix (Private vs. Public sector), is in the best areas of the broadly defined "Engineering Industry", or should remain independent at all.

Your statement regarding interest in Transportation Infrastructure and Water treatment confirms my own opinion that the current business mix will not lead to higher margins or growth.


6. Conclusion

I would like to see a strategic review and a plan for the future of the Company addressed to its stockholders. As this is unlikely to happen for all the obvious, and probably a few less obvious reasons, I am hereby requesting a Board seat in order to monitor our substantial investment in HRDG, to represent the interests of

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CUSIP No. 412293-10-2                   13D          Page 10 of 13 Pages
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the Company's institutional and other key stockholders,  and, if need be, to act as a thorn in the side of the Company's lax and incompetent Board.

I look forward to your response and to meeting you in New York on June 25, 1999, and your seriously addressing the issues raised.

Sincerely,


D. Soukup
President


cc:

Heartland Advisors
Franklin Resources
TCW Group
Tweedy Browne Company




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CUSIP No. 412293-10-2                   13D          Page 11 of 13 Pages
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                  Ten Year Growth Chart and Weekly Volume Chart
               [Described pursuant to Rule 304 of Regulation S-T]

         The ten-year growth chart tracks the Company's stock growth over the ten-year period beginning in mid-1989 and continuing up to June 18, 1999. The chart compares the Company's stock's weekly performance during this period against the performance of the Standard & Poor 500 Index Fund (the "S&P500") and illustrates how a $1 investment in the S&P500 would have shown a return of over 300% at the end of the ten-year period while an investment in the Company's stock would have resulted in a loss of 7% over the same period.

         The weekly volume chart illustrates the weekly trading volume of the Company during the same ten year period as the chart described above. The chart shows a decrease in the trading volume of the Company's stock after late 1992, with the exception of short bursts of activity in mid-1995, mid-1996 and late-1997.

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CUSIP No. 412293-10-2                   13D          Page 12 of 13 Pages
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Selected Financials

                        Harding Lawson Assoc. Group, Inc.
                                      HRDG

Selected
Financials

                               TTM           1998           1997           1996           1995           1994          1993
                               ---           ----           ----           ----           ----           ----          ----

Revenues                     102,182        83,451         84,276         85,655         92,455         79,944        82,605
% change                                     -1.0%          -1.6%          -7.4%          15.6%          -3.2%         -0.8%
EBIT                           9,608         3,220          4,112            839          4,595          1,353           580
% of Revenues                   9.4%          3.9%           4.9%           1.0%           5.0%           1.7%          0.7%
Net Income                     1,948         2,566          2,396            897          2,968          1,002           497
% of Revenues                   1.9%          3.1%           2.8%           1.0%           3.2%           1.3%          0.6%

Book Value                    49,276        49,788         46,602         44,357         42,685         38,975        39,541
% change                                      6.8%           5.1%           3.9%           9.5%          -1.4%          4.7%

ROE                             4.0%          5.2%           5.1%           2.0%           7.0%           2.6%          1.3%


                                1992           1991           1990          1989           1988
                                ----           ----           ----          ----           ----

Revenues                       83,257         72,449         68,996        53,157         38,464
% change                        14.9%           5.0%          29.8%         38.2%
EBIT                            7,147          6,688          6,716         4,846          3,271
% of Revenues                    8.6%           9.2%           9.7%          9.1%           8.5%
Net Income                      3,917          4,522          4,537         3,301          2,170
% of Revenues                    4.7%           6.2%           6.6%          6.2%           5.6%

Book Value                     37,761         32,422         27,005        21,048         17,747
% change                        16.5%          20.1%          28.3%         18.6%

ROE                             10.4%          13.9%          16.8%         15.7%          12.2%




10 Year Compound Growth Rate Calculation
----------------------------------------

                              Revenues        Net Income     Book Value

1988                          53,157            2,170          17,747
1998                          83,451            2,566          49,788
% Change                       57.0%            18.2%          180.5%
10 Yr. Compound Gr. Rate        4.6%             1.7%           10.9%






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CUSIP No. 412293-10-2                   13D          Page 13 of 13 Pages
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         Hamilton, Motley and Turner,  Responsibilities of Corporate Officer and
         Directors under Federal Securities Laws, 14.

                  " Even under statutes providing that the business and affairs shall be "managed" by the board of directors, it is recognized that actual operation is a function of management and that the board's responsibility is limited to overseeing the operation. Generally, under state law, directors have responsibility for such matters as setting the policies of the corporation, deciding the contracts to be entered into, determining adequacy of compensation, and deciding how to reach corporate goals."